LONG-TERM CARE RIDER
Attached to and made a part of this Policy issued by
NATIONWIDE LIFE INSURANCE COMPANY
One Nationwide Plaza
Columbus, Ohio 43215-2220
Telephone: 1-877-351-8808
TABLE OF CONTENTS
PLEASE READ THIS RIDER CAREFULLY
GENERAL INFORMATION REGARDING THIS RIDER
DISCLOSURES
CAUTION
NOTICE TO BUYER
TAXATION
THIS RIDER IS NOT MEDICARE
SUPPLEMENT INSURANCE
Right to Examine Ride
Renewability
Conformity with Interstate Insurance Product Regulation Commission Standards
Monthly LTC Rider Charge
LTC Rider Effective Date
LTC Rider Specified Amount
DEFINITIONS
Activities of Daily Living
Authorized Representative
Benefit Trigger
Chronically Ill
Claim
Clean Claim
Cognitive Impairment
Elimination Period
Hands-On Assistance
Home Health Care Agency
Homemaker Care
Hospice Care
Hospital
Immediate Family
Injury
Licensed Health Care Practitioner

LTC Benefit Payout Account
Maintenance or Personal Care Services
Medicare
Physician
Plan of Care
Policy Specification Pages
Policy Surrender Value
Qualified Long-Term Care Services
Standby Assistance
Substantial Assistance
Substantial Supervision
RIDER PROVISIONS
Incontestability
Grace Period
Reinstatement
Misstatement in Age or Sex
Termination
Extension of Benefits
Notice Before Lapse or Termination
RIDER BENEFITS
Adult Day Care Services
Home Health Care Services
Long-Term Care Facility
Eligibility for the Payment of Benefits
Re-certification
When Benefits Begin
While Benefits Are Being Paid
Waiver of Monthly LTC Rider Charge and Lapse Protection Feature
Maximum Monthly Long-Term Care Rider Benefit
Maximum Lifetime Benefit
Impact of Long-Term Care Benefit on Base Policy Values
Monthly LTC Benefit Summary
Impact of Long-Term Care Benefit on Death Benefit
Cross Border Rules
International LTC Rider Benefits
Suicide
Exclusions
Preexisting Conditions Limitations

CLAIMS PROCESS FOR LTC BENEFITS
Notice of Claim
Claim Forms
Proof of Claim
Time of Payment of Claims
Appeal of Determination That a Benefit Trigger is Not Met
Physical Examinations
Notice of Release and Relapse
Legal Actions
PLEASE READ THIS RIDER CAREFULLY
The incontestability period of this Long-Term Care Rider ("LTC Rider" or "Rider") begins on the LTC Rider Effective Date. The incontestability period of this Rider will be different from the Policy if this Rider is elected after the Policy Date.
General Information Regarding this Rider
This Rider is made part of the Policy to which it is attached on the LTC Rider Effective Date.
To the extent any provisions contained in this Rider are contrary to or inconsistent with those of the Policy, the provisions of this Rider will control. Non-defined terms shall have the meaning given to them in the Policy.
THIS IS A LONG-TERM CARE RIDER THAT COVERS QUALIFIED LONG-TERM CARE SERVICES. THESE SERVICES INCLUDE LONG-TERM CARE FACILITY STAY(S), HOME HEALTH CARE SERVICES, AND ADULT DAY CARE SERVICES.
This Rider provides for acceleration of an elected portion of the Specified Amount of the base Policy (total Specified Amount if the Supplemental Insurance Rider is also elected and In Force) paid as a monthly benefit to cover Qualified Long-Term Care Services as defined in this Rider.
This Rider has no Surrender or loan value.
DISCLOSURES
CAUTION: The issuance of this Long-Term Care Rider is based upon your responses to the questions on your application. A copy of your application is enclosed. If your answers are incorrect or untrue, Nationwide has the right to deny benefits or rescind your Rider. The best time to clear up any questions is now, before a claim arises! If, for any reason, any of your answers are incorrect, contact Nationwide at the address shown on the Outline of Coverage.
NOTICE TO BUYER: This Rider may not cover all the costs associated with long-term care incurred by the Insured during the period of coverage. The buyer is advised to review carefully all Rider limitations.
TAXATION: This Long-Term Care Rider is intended to be a qualified long-term care insurance contract under Section 7702B(b) of the Internal Revenue Code of 1986, as amended. Benefits paid under this Rider may be taxable. If so, you or your Beneficiary may incur a tax obligation. If any changes are necessary to your Rider to conform to changes in the requirements of the Code, the Owner will be given the right to accept or reject the changes. If the Owner rejects the changes, the Rider may no longer be tax-qualified under the Code. As with all tax matters, you should consult your personal tax advisor to assess the impact of this benefit.
THIS RIDER IS NOT MEDICARE SUPPLEMENT INSURANCE: If the Insured is eligible for Medicare, review the "Guide to Health Insurance for People with Medicare" available from us upon request. Receipt of an acceleration of the Death Benefit under this Rider may adversely affect your eligibility for governmental benefits or public assistance programs such as Medicaid.
Right to Examine Rider
To be certain that you are satisfied with this Rider, you have a thirty (30) day "free look." Within 30 days after you receive the Rider, you may return it to our Home Office or to the representative who delivered it. We will then void the Rider as if it had never been In Force and refund all Rider charges as a credit to the Policy.
Renewability

This Rider is guaranteed renewable. This means that we will not unilaterally cancel or reduce coverage, subject to the Incontestability clause of this Rider. Unless you request termination of this Rider, it will remain In Force as long as the Policy remains In Force.
Conformity with Interstate Insurance Product Regulation Commission Standards
This Rider was approved under the authority of the Interstate Insurance Product Regulation Commission and issued under the Commission standards. Any provision of this Rider in conflict with the Commission standards for this product type is hereby amended to conform to the Commission standards as of the provision's effective date.
Monthly LTC Rider Charge
This charge compensates us for the morbidity, mortality, lapse, reinsurance, and expense risks associated with the benefit provided by this Rider. This charge may include a margin for overall expenses, profits, and for funding the required reserve associated with this Rider. The monthly charge for this Rider is equal to the product of A times B times C where:
A.	is the LTC Rider Specified Amount; and
B.	is the monthly LTC Rider charge rate; and
C.	is a factor based on the LTC Rider Rate Class Multiple stated in the Policy Specification Pages.
The Guaranteed Maximum Monthly LTC Rider charge rate, divided by $1,000, as stated in the Policy Specifications Pages varies by the Insured's Issue Age, sex (if not unisex classified), rate class, rate type, and LTC Rider Effective Date. Any change in the current monthly LTC Rider charge rates will be on a uniform basis for Insureds of the same sex (if not unisex classified), Issue Age, product, rate type and rate class whose Policies have been In Force for the same length of time. A notice of any such change will be provided to the Policy Owner at least sixty (60) days prior to the implementation of the change.
LTC Rider Effective Date
For all coverage provided in the original application, the effective date will be the Policy Date. For any Rider issued after the Policy Date, the effective date will be the date stated in the reissued Policy Specification Pages. For any insurance that has been reinstated, the effective date will be the date we approve the reinstatement.
LTC Rider Specified Amount
The Rider coverage amount chosen at the time of application, adjusted for any subsequent requested increases or decreases. This amount must be at least 10% of the Specified Amount of the base Policy (total Specified Amount if the Supplemental Insurance Rider is also elected and In Force); and no more than the Specified Amount of the base Policy (total Specified Amount if the Supplemental Term Insurance Rider is also elected and In Force).
DEFINITIONS
If a definition requires a provider to be licensed, certified or registered, and the state in which the service is to be furnished does not require a provider of such services to be licensed, certified or registered, or if the state licenses, certifies or registers the provider of services under another name, the definition is to be construed to require the provider to be legally authorized to perform the services in the state.
Activities of Daily Living – Those activities that measure the Insured's ability for self care. This means the ability to perform these activities without Substantial Assistance. The six key Activities of Daily Living are:
1.	"Bathing" – washing oneself in either a tub or shower, or by sponge bath. Includes getting into and out of the tub or shower.
2.	"Continence" – ability to control one's bowel and/or bladder function. Includes the ability to perform associated personal hygiene (including caring for a catheter or colostomy bag) when unable to control one's bowel and/or bladder function.
3.	"Dressing" – getting clothes from the closet or drawers; putting on clothes; and attaching any necessary braces or prosthesis.
4.	"Eating" – feeding oneself by getting food into the body from a receptacle (such as a plate, cup or table); or by a feeding tube or intravenously.
5.	"Toileting" – getting to and from the toilet; getting on and off the toilet; and performing associated personal hygiene.

6.	"Transferring" –moving in and out of a bed, chair, or wheelchair.
Authorized Representative – Includes the following: (a) a person selected by the Policy Owner to receive lapse pending and/or termination notices (in some states referred to as a Secondary Designee or a Third Party Designee); (b) a person to whom the Insured has given express written consent to represent the Insured in an external review; (c) a person authorized by law to provide substituted consent for an Insured; or (d) a family member of the Insured or the Insured's treating Physician only when the covered person is unable to provide consent.
Benefit Trigger – Criteria that condition the payment of benefits under the Rider on the Insured being a Chronically Ill individual who has satisfied the Elimination Period.
Chronically Ill – An Insured who has been certified, within the preceding twelve (12) months, by a Licensed Health Care Practitioner as:
1.	being unable to perform, without Substantial Assistance from another individual, at least two Activities of Daily Living for a period of at least ninety (90) days due to a loss of functional capacity; orrequiring Substantial Supervision to protect the individual from threats to health and safety due to severe Cognitive Impairment.
Claim – A request for payment of benefits under the Rider, regardless of whether the benefit claimed is covered under the Rider or any terms or conditions of the Rider have been met.
Clean Claim – A Claim that has no defects, errors, or omissions, including any lack of required substantiating documentation, that prevents timely payment from being made on a Claim.
Cognitive Impairment – A deficiency in the Insured's short or long-term memory, orientation as to person, place and time, deductive or abstract reasoning, or judgment as it relates to safety awareness. Included are nervous or mental disorders of organic origin, including Alzheimer's Disease and senile dementia, which are determined by clinical diagnosis or tests.
Elimination Period – A specified period of time beginning the day after the date the Insured is certified as Chronically Ill and begins receiving Qualified Long-Term Care Services for which no benefits are payable.
The LTC Rider will have an Elimination Period of ninety (90) calendar days. The Elimination Period has to be satisfied only once while this Rider is in effect.
When the Insured receives Qualified Long-Term Care Services for one or more partial periods (each less than the full Elimination Period), the total number of days of each period may be combined to satisfy the Elimination Period. However, the required number of days of the Elimination Period must be accumulated within a continuous period of seven hundred and thirty (730) days.
Rider benefits will not be paid until the Elimination Period is satisfied. Rider benefits will not be paid during the Elimination Period. Rider benefits will not be retrospectively paid for Qualified Long-Term Care Services received during the Elimination Period.
Hands-On Assistance – The physical assistance of another person without which the individual would be unable to perform the Activities of Daily Living.
Home Health Care Agency – Private company that provides in-home Qualified Long-Term Care Services. Services are delivered through licensed practical nurses, registered nurses, or other skilled or unskilled medical personnel.
Homemaker Care – Care having a primary purpose necessary to or consistent with the Insured's ability to remain in his or her residence.
Hospice Care – Outpatient services not paid by Medicare, that are designed to provide palliative care, alleviate the physical, emotional, social and spiritual discomforts of an individual who is experiencing the last phases of life due to the existence of a terminal disease. Hospice Care also provides supportive care to the primary care giver and the family.
Hospital – A place which, by law, provides care and treatment for sick or injured persons as resident bed patients. It also must have:
1.	a registered graduate nurse on duty or on call at all times to supervise 24-hour nursing service;
2.	the means for diagnosis, treatment and surgery; and
3.	a Physician present or on call at all times to supervise all care.
Immediate Family – The Insured's or Policy Owner's spouse or other legally recognized partner, children, parents, grandparents, brothers and sisters and their spouses or legally recognized partners.

Injury – Bodily injury to the Insured which is caused solely by an accident without being contributed to in any way by disease. The accident must take place while this Rider is In Force for the person injured. Injury will include all lesions due to any one accident.
Licensed Health Care Practitioner – A Physician, as defined in §1861(r)(1) of the Social Security Act, as amended, a registered professional nurse, licensed social worker or other individual who meets requirements prescribed by the Secretary of the Treasury. The Licensed Health Care Practitioner must be acting within the scope of his or her license when providing: (a) a certification and/or recertification that the Insured is Chronically Ill; or (b) an individualized Plan of Care for the Insured.
LTC Benefit Payout Account – A tracking account used to track the total dollar amount of benefits paid under this Rider.
Maintenance or Personal Care Services – Any care of which the primary purpose is the provision of needed assistance with any of the disabilities as a result of which the individual is Chronically Ill. Includes the protection from threats to health and safety due to severe Cognitive Impairment. Includes, but is not limited to, assistance provided by a skilled or unskilled person under a Plan of Care.
Medicare - The Health Insurance for the Aged Act, Title XVIII of the Social Security Amendments of 1965 as then constituted or later amended.
Physician – A person licensed to practice medicine or surgery in the state where such functions are performed. Defined in §1861(r)(1) of the Social Security Act, as amended. Physician does not include you or any Immediate Family. The Physician must perform only those services permitted by his or her license.
Plan of Care – A written document which prescribes Qualified Long-Term Care Services. Must be developed and based on an assessment by a Licensed Health Care Practitioner indicating that the Insured is Chronically Ill. The plan must specify the type of medical treatment (including medication and therapy); non-medical assistance and services; frequency of services; and the most appropriate providers of all services the Insured requires. Nationwide may verify that a Plan of Care is appropriate and consistent with generally accepted standards of care. However, a Plan of Care shall not require approval by Nationwide.
Policy Specification Pages – The Policy Specification Pages contain detailed information about your Policy and Rider coverage. In some Policies to which this Rider may be attached, "Policy Data Pages" is synonymous with Policy Specification Pages.
Policy Surrender Value – Policy Surrender Value means the same as Net Surrender Value if the base Policy is a universal life insurance policy; or Cash Surrender Value if the base Policy is a variable universal life insurance policy.
Qualified Long-Term Care Services – Services that meet the requirements of §7702(B)(c)(1) of the Internal Revenue Code of 1986, as amended. Such services are as follows: necessary diagnostic, preventive, therapeutic, curative, treatment, mitigation and rehabilitative services, and Maintenance or Personal Care Services which are required by a Chronically Ill individual. These services are provided pursuant to a Plan of Care prescribed by a Licensed Health Care Practitioner.
Standby Assistance – The presence of another person within arm's reach of the individual that is necessary to prevent, by physical intervention, injury to the individual while the individual is performing the Activities of Daily Living. An example is being ready to catch the individual if the individual falls while getting into or out of the bathtub or shower as part of bathing; or being ready to remove food from the individual's throat if the individual chokes while eating.
Substantial Assistance – Hands-on Assistance and/or Standby Assistance.
Substantial Supervision – Continual supervision by another person. May include cuing by verbal prompting, gestures or other demonstrations. Must be necessary to protect the severely cognitive impaired individual from threats to his or her health or safety (such as may result from wandering).
RIDER PROVISIONS
Incontestability
All statements submitted in the application for this Rider by or on behalf of the Insured will, in the absence of fraud, be deemed representations and not warranties. A misstatement may be used to rescind this Rider or deny an otherwise valid Claim as follows:
1.	if the Rider has been In Force for less than six months from the LTC Rider Effective Date, or a reinstatement date: we may rescind this Rider or deny an otherwise valid Claim upon a showing of misrepresentation that is material to the acceptance of the Insured for coverage;
2.	if the Rider has been In Force for at least six months, but less than two years, from the LTC Rider Effective Date, or a reinstatement date: we may rescind this Rider or deny an otherwise valid Clean Claim upon a showing of misrepresentation that is: 1) material to the acceptance of the Insured for coverage; and 2) pertains to the condition for which benefits are sought;
3.	after the Rider has been In Force for two years from the LTC Rider Effective Date, or a reinstatement date: it is not contestable upon the grounds of misrepresentation alone; the Rider may be contested only upon a showing that the Insured knowingly and intentionally misrepresented relevant facts relating to the Insured's health; and
4.	a separate contestability period will apply for any increase of the LTC Rider Specified Amount that was subject to evidence of insurability. The contestable period for any LTC Rider Specified Amount increase will be for the periods specified in 1, 2, and 3 and will be limited to the amount of the increase and the evidence provided for such increases.
Grace Period
This Rider is covered by the Grace Period section of the Policy to which it is attached. We will also send the notice described in the Policy, which is provided at least thirty (30) days before the end of the Grace Period, to the last known address of any third party you designate.
In addition, while benefits are being provided under this Rider, the Policy will be kept In Force by the lapse protection feature. This feature is described in the While Benefits Are Being Paid section of this Rider. Once you are no longer receiving LTC Rider benefits and there is Policy Indebtedness, you may have to make loan repayments to prevent your Policy from lapsing.
Reinstatement
In addition to the terms of reinstatement stated in the Policy, if the Policy lapses causing this Rider to terminate while the Insured would otherwise meet the criteria set forth in the Eligibility for the Payment of Benefits provision, this Policy and this Rider may still be reinstated. To reinstate this Rider you must provide a written request within five (5) months from the date of termination. In addition, all of the following conditions must be met:
1.	You must furnish us with satisfactory proof that the Insured would have qualified for benefits under this Rider (if not for the Elimination Period) on the date of termination. However, no evidence of insurability will be required;
2.	All overdue Premium and any other amounts owed to us are paid; and
3.	The Policy is reinstated by payment sufficient to keep the Policy and all attached riders In Force for a minimum of three (3) months as provided for in the Reinstatement section of the Policy.
Your rights and ours under this Rider will be the same as they were just before this Rider terminated. Regardless of the reinstatement effective date, Qualified Long-Term Care Services will be considered to have begun when the eligibility criteria set forth in the Eligibility for the Payment of Benefits provision has been met.
Misstatement in Age or Sex
If there is a misstatement or error in the age or sex (if not unisex classified) of the Insured, the benefits provided by this Rider will be the amount that the Monthly LTC Rider Charge would provide at the correct age or sex. This amount is subject to any LTC Rider Specified Amount limitations.
Termination
This Rider terminates:
1.	on the Policy Monthaversary on or next following the date we receive your written request by the Policy Owner to terminate this Rider;
2.	upon termination of the Policy to which it is attached;
3.	when the maximum lifetime benefit under the Rider has been paid;
4.	when the Policy matures;
5.	when the Overloan Lapse Protection Rider is invoked; or
6.	when the Insured dies.

Coverage will terminate at midnight Eastern Standard Time on any given termination date.
Extension of Benefits
Termination of the Rider shall be without prejudice to any benefits payable when Qualified Long-Term Care Services are received in a licensed facility, if eligibility for such benefits began while the Rider was In Force and continue without interruption after termination.
Such extension of benefits beyond the period the Rider was In Force may be limited to the duration of the benefit period, if any, or to payment of the Maximum Lifetime LTC Rider Benefit Amount. It may also be subject to any policy waiting periods, and all other applicable provisions of the Policy and Rider, including the requirements of the "Eligibility for Payment of Benefits" section of this Rider. If benefits are continued under this provision, we will calculate the Maximum Lifetime LTC Rider Benefit Amount remaining as if the base Policy and the attached riders had remained In Force. No death benefit will be payable.
To request an extension of benefits, you must furnish us with detailed written documentation. The documentation must describe and confirm the Insured was Chronically Ill. The documentation must show the Insured was receiving Qualified Long-Term Care Services in a licensed facility on the date of termination according to the Claims Process for LTC Rider Benefits section of this Rider. No evidence of insurability will be required.
Notice Before Lapse or Termination
As a protection against unintentional lapse, at the time of application, and at least every two (2) years thereafter, you have the right to designate at least one other person as an Authorized Representative. The Authorized Representative designated will receive the notice of lapse or termination of the Policy for nonpayment of Premium, in addition to the Policy Owner. You have the right to elect to not designate additional persons to receive notice. The designation does not constitute acceptance of any liability on the third party for services provided to the Insured.
RIDER BENEFITS
This Rider provides for acceleration of an elected portion of the Specified Amount of the base Policy (total Specified Amount if the Supplemental Insurance Rider is also elected and In Force). This amount is paid as a monthly benefit to cover Qualified Long-Term Care Services, which are prescribed under a Plan of Care while this Rider is In Force. Rider benefits include, but are not limited to:
1.	Adult Day Care Services – A state licensed or certified program for a specified number of individuals providing Qualified Long-Term Care Services. Adult Day Care Services include social or health-related or both types of services. These services are provided during the day in a community group setting for the purpose of supporting frail, impaired elderly or other disabled adults who can benefit from care in a group setting outside the home.
2.	Home Health Care Services – Medical or non-medical Maintenance or Personal Care Services, Homemaker Services, and Hospice Services delivered to the Insured's residence, as part of the Insured's Plan of Care. Home Health Care Services include Qualified Long-Term Care Services provided by skilled or unskilled medical personnel of a Hospital or Home Health Care Agency; or by unskilled individuals in the Insured's residence including, but not limited to, Immediate Family.
3.	Long-Term Care Facility – Any facility, other than a Hospital, which provides Qualified Long-Term Care Services. It must be licensed by the appropriate state licensing agency. It must also have:
a)	a registered graduate nurse on duty at all times to supervise 24-hour nursing service;
b)	a Physician to supervise the operation of the facility;
c)	a planned program of policies and procedures developed with the advice of a professional group of at least one Physician and one nurse; and
d)	a Physician available to furnish emergency medical care.
Long-Term Care Facility does not refer to:
a)	a facility which primarily treats drug addicts or alcoholics;
b)	a facility which primarily provides domiciliary, residency, or retirement care; or
c)	a facility owned or operated by a member of the Insured's Immediate Family.
Eligibility for the Payment of Benefits

In order for benefits to be payable under this Rider all of the following requirements must be met:
1.	The Elimination Period must be satisfied. The Elimination Period has to be satisfied only once while this Rider is in effect;
2.	The Insured must be certified as being Chronically Ill by a Licensed Health Care Practitioner. Chronically Ill, defined above, means having a severe Cognitive Impairment requiring Substantial Supervision or being unable to perform two (2) or more of the Activities of Daily Living. The insured must be expected to remain so for at least ninety (90) days. The Licensed Health Care Practitioner may not be the owner or employee of the Covered Services provider or a family member of the Insured;
3.	The Insured must be receiving Qualified Long-Term Care Services specified in a Plan of Care submitted to us;
4.	The total amount of benefits paid under this Rider must not have reached the Maximum Lifetime LTC Rider Benefit Amount; and
5.	The Insured may be required to provide a signed acknowledgment of concurrence with the payment from all parties with an interest in the base Policy. This includes, but is not limited to, assignees.
We reserve the right to verify that all of the criteria for eligibility have been satisfied. Verification may include a review of the medical facts to determine the extent of the Insured's condition. It may also include an examination by a Licensed Health Care Practitioner of our choice to verify that the Insured meets the criteria for benefits. Such examination would be performed at our expense.
Re-certification
At least once every twelve (12) months thereafter, but no more frequently than every ninety (90) days, and for as long as the Insured continues to be Chronically Ill, the Licensed Health Care Practitioner must again certify that the Insured is Chronically Ill. A certification may not be rescinded and re-certifications may not be required until after the expiration of the ninety (90) day period. As part of re-certification, a Licensed Health Care Practitioner must either prescribe a new Plan of Care or reconfirm the existing Plan of Care.
When Benefits Begin
We will provide a long-term care benefit once the above eligibility requirements have been met and a Claim for benefits has been approved by us.
While Benefits Are Being Paid
While receiving Rider benefits, loans or partial Surrenders are not permitted. In addition, the following Policy changes and transactions are not allowed while benefits are being paid:
1.	Specified Amount changes to the Policy or any attached rider, including this Rider;
2.	changes in underwriting classification;
3.	rider additions; or
4.	changes in death benefit option.
Wavier of Monthly LTC Rider Charge and Lapse Protection Feature
Upon meeting the requirements for benefits under this Rider, the LTC Rider Charge will be waived for the duration of the Rider benefit payment period; however, monthly deductions will continue to be charged. If the Cash Value minus Indebtedness is insufficient to cover all other monthly deductions while benefits are being received under this Rider, the Policy will not lapse and monthly deductions will be waived while the Rider benefit is being paid. This includes monthly deductions for other In Force riders.
Premium requirements for any death benefit guarantee feature of the Policy or any elected rider are not waived. Once you are no longer in the LTC benefit payment period, you may have to pay additional Premium to prevent your Policy from lapsing.
Maximum Monthly Long-Term Care Rider Benefit
The maximum monthly LTC Rider benefit is equal to the lesser of A, B, or C where:
A.	is 2% of Long-Term Care Specified Amount;

B.	is two times the per diem amount allowed by the Health Insurance Portability and Accountability Act, as amended, times thirty (30); or
C.	1/12 of the amount described in the Maximum Lifetime Benefit section of this Rider.
Upon submitting a claim, you may request a monthly benefit amount less than the maximum monthly LTC Rider benefit amount. This amount must not be less than $500 and is subject to the minimum daily benefit amount as required by applicable laws and regulations in the State of Issue. Choosing an amount less than the maximum monthly LTC Rider benefit amount could extend the length of the benefit period. You should consult your personal tax advisor to assess the impact of the amount of monthly benefit you request. The length of the benefit period you request under this LTC Rider is subject to the applicable laws and regulations in the State of Issue.
Maximum Lifetime Benefit
The maximum lifetime benefit under any combination of Qualified Long-Term Care Services is equal to the lesser of (1) or (2) where:
(1)	is the LTC Rider Specified Amount; and
(2)	is the Specified Amount of the base Policy (total Specified Amount if the Supplemental Insurance Rider is also elected and In Force) minus any Indebtedness and partial Surrenders.
Impact of Long-Term Care Benefit on Base Policy Values
Upon receiving any benefits under this Rider, an LTC Benefit Payout Account will be created. This account will grow at 0% interest. The LTC Benefit Payout Account has the following financial consequences to future benefits under the Policy:
1.	For universal life insurance policies: If the Policy is surrendered for full Net Surrender Value, the surrender value will be equal to the base Policy Net Surrender Value minus the LTC Benefit Payout Account.
2.	For variable life insurance policies: If the Policy is surrendered for full Cash Surrender Value, the surrender value will be equal to the base Policy Cash Surrender Value minus the LTC Benefit Payout Account.
Monthly LTC Benefit Summary
Once the Rider is in benefit payment status, a monthly report will be provided to you. This report will include: a record of Rider benefits paid out during the month; an explanation of any changes in the Policy resulting from paying the long-term care benefits, such as a change in the death benefit or Policy Surrender Values; and the amount of Rider benefits that remain to be paid.
Impact of Long-Term Care Benefit on Death Benefit
Upon the death of the Insured, the death benefit will be equal to the death benefit provided by the base Policy minus the LTC Benefit Payout Account.
Cross Border Rules
LTC Rider benefits shall be paid for similar services obtained in one of the states or jurisdictions within the United States, other than the State of Issue, if benefits for those services would have been paid in the State of Issue. This is irrespective of any facility licensing, certification or registration requirement (or similar requirements) differences between the states.
International LTC Rider Benefits
In addition to the requirements in the Eligibility for the Payment of Benefits section of this Rider, if the Insured is receiving Qualified Long-Term Care Services outside of the United States, its territories or possessions, all Claims information and medical records must be submitted in English. The Insured is not required to return to the United States for certification. However, the Licensed Health Care Practitioner providing the certification must be licensed to practice in the United States, its territories or possessions.
It is the responsibility of the Policy Owner to determine if collecting LTC Rider benefits outside the United States will subject the Policy Owner to taxation in the United States, taxation from the country of residence, or any other form of tax or legal consequence. Nationwide and its affiliates do not give tax or legal advice.
Suicide
If LTC Rider benefits have been paid, we will not pay the Death Benefit Proceeds normally payable on the Insured's death if the Insured commits suicide, while sane or insane, within two years from the Policy Date or a reinstatement date.

Instead, we will pay an amount equal to all Premium paid prior to the Insured's death, minus: (i) any Indebtedness; (ii) partial Surrenders; and (iii) the LTC Benefit Payout Account.
We reserve the right under this section to obtain evidence of the manner and cause of the Insured's death.
Exclusions
This Rider does not cover any expense which results from:
1.	suicide, intentionally self-inflicted injuries or attempts at suicide (either while sane or insane);
2.	committing or attempting to commit a felony;
3.	alcoholism or drug addiction, unless addiction results from administration of drugs for treatment prescribed by a Physician;
4.	war or any act of war, whether declared or undeclared.
Preexisting Conditions Limitations
A preexisting condition is any condition for which the Insured received medical advice or treatment in the six months preceding the LTC Rider Effective Date. The receipt of Qualified Long-Term Care Services due to preexisting conditions stated in the application are covered immediately. We will not pay benefits for the receipt of Qualified Long-Term Care Services due wholly or in part to a preexisting condition which is not disclosed in the application if the need for services begins during the first six months after the LTC Rider Effective Date.
CLAIMS PROCESS FOR LTC BENEFITS
Notice of Claim
Written notice of a Claim must be given within thirty (30) days after the Insured begins receiving Qualified Long-Term Care Services or as soon as reasonably possible. This notice must be sent to us at our Home Office. The notice should include your name, a brief statement that the Insured is receiving Qualified Long-Term Care Services, and the Policy number.
Claim Forms
When we receive the notice of a Claim, we will send the forms necessary for filing a Claim for benefits. If these forms are not provided within fifteen (15) days after giving the notice, the proof of Claim requirement is met by giving us a written statement of the nature and extent of the claim within the time limit stated in the Proof of Claim section.
Proof of Claim
Written proof of Claim must be given to us at our Home Office within ninety (90) days after such claim arose. If it was not reasonably possible to give written proof in the time required, we shall not reduce or deny the Claim for this reason if the proof is given as soon as reasonably possible. In any event, the proof required must be given no later than one (1) year from the time specified unless the Policy Owner was legally incapacitated.
Such proof shall consist of detailed written documentation satisfactory to us that describes and confirms the Insured is Chronically Ill and is receiving Qualified Long-Term Care Services including, but not limited to:
a.	completed claim forms;
b.	certification that the Insured is Chronically Ill by a Licensed Health Care Practitioner;
c.	copies of medical records; and
d.	copies of the Insured's original and current Plan of Care. We may also request copies of the Licensed Health Care Practitioner's daily notes of care and/or copies of itemized bills for the Insured's care and services. We will only use these to determine eligibility at the commencement of a Claim or at recertification. They will not be used to determine the benefit amount.
Time of Payment of Claims
Once the Elimination Period has been satisfied, and Nationwide determines the Insured is eligible for benefits under this Rider, such benefits will be paid to the Policy Owner on a monthly basis.
Within 30 business days after receipt of a Claim for benefits under the Rider, we will:
1.	pay the Claim if it is a Clean Claim; or

2.	if the Claim is not a Clean Claim, send a written notice acknowledging the date we received the Claim and stating one of the following:
a.	we are declining to pay all or part of the Claim and the specific reason for denial; or
b.	that additional information is necessary to determine if all or any part of the Claim is payable. We will also provide an explanation as to the specific additional information that is necessary.
Within 30 business days after receipt of any requested additional information, if the result is then a Clean Claim, we will pay the benefit under the Rider. Otherwise, we will send a written notice that we are declining to pay all or part of the Claim. We will also provide the specific reason for denial.
Appeal of Determination That a Benefit Trigger is Not Met
If we determine that a Benefit Trigger under the Rider has not been met, we will follow internal and external review processes consistent with applicable laws and regulations in the State of Issue. Details and requirements of the review process will be provided at the time we send notice of a denied claim.
Physical Examinations
Nationwide, at its own expense, has the right to have the Insured examined. The examination(s) may occur as often as Nationwide may reasonably require while the Insured is receiving Qualified Long-Term Care Services.
Notice of Release and Relapse
The Owner must give immediate notice to us when the receipt of Qualified Long-Term Care Services has ceased or is no longer required. If the Insured's condition improves so that receipt of Qualified Long-Term Care Services has ceased or is no longer required, but then the Insured relapses, the Policy Owner will not be required to file a new proof of Claim if the Insured can show the receipt of Qualified Long-Term Care Services:
1.	is for the same condition;
2.	is not separated by more than ninety (90) days; and
3.	occurs while this Rider is In Force
Legal Actions
No legal action may be brought to recover under this Rider after three (3) years from the time written proof of Claim is required to be given, or as otherwise permitted by state law.
/s/ Robert W. Horner III
Secretary
/s/ Kirt A. Walker
President